August 22, 2024

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549
Attention: Hodan Siad and Arthur Sandel

Re:	Synchrony Card Funding, LLC Synchrony Card Issuance Trust Amendment No. 1 to Registration Statement on Form SF-3 Filed July 17, 2024 File No. 333-280854 and 333-280854-01

Ladies and Gentlemen:

On behalf of Synchrony Card Funding, LLC (the “Depositor”) and Synchrony Card Issuance Trust (the “Issuer”), and in response to the letter dated August 13, 2024, from the Securities and Exchange Commission to Eric Duenwald, we submit the following responses, together with Amendment No. 1 to Registration Statement on Form SF-3 submitted on August 22, 2024 (“Amendment No. 1”).

The numbered paragraphs below set forth your comments in italicized text together with our responses. The headings and numbers correspond to the headings and numbered paragraphs in your letter.

Registration Statement on Form SF-3

General

1.	Please confirm that the depositor or any issuing entity previously established, directly or indirectly, by the depositor or any affiliate of the depositor has been current and timely with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class. Please refer to General Instruction I.A.2. of Form SF-3.

We confirm that the Depositor, the Issuer and any issuing entity previously established, directly or indirectly, by the Depositor or any affiliate of the Depositor has been current and timely with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class.

2.

Please confirm that, if delinquent assets are included in the pool at the time of the prospectus, the delinquent assets will not constitute 20% or more of the asset pool on the date of any issuance of notes under this form of prospectus. Refer to General Instruction I.B.1(e) of Form SF-3.

We confirm that, if delinquent assets are included in the pool at the time of the prospectus, the delinquent assets will not constitute 20% or more of the asset pool on the date of any issuance of notes under this form of prospectus.

Part II – Information Not Required in Prospectus
Exhibit Index, page II-5

3.	Please add Exhibit 107.1 (Calculation of Filing Fee Tables) to your exhibit index.

We have revised the exhibit index to include Exhibit 107.1 (Calculation of Filing Fee Tables).

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We would be pleased to discuss any of the foregoing responses to the extent you require further clarification or additional information. Please feel free to contact Paul Clancy at (203) 505-9125 or Jan Stewart of Mayer Brown LLP at (312) 701-8859.

Sincerely,

/s/ Mayer Brown LLP
Mayer Brown LLP

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